APEX RESOURCES INC.

Alytaus g. 100 – Varena, Lithuania

Telephone (775) 253-3921

February 12, 2016

Ms. Lilyanna Peyser

United States Securities and Exchange Commission

Division of Corporate Finance

Washington D.C.20549

Re:	Apex Resources Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 16, 2015
File No. 333-207109

Dear Ms. Peyser,

We appreciate your review of our Registration Statement on Form S-1. Based upon your comments we have further amended the Registration Statement and provide the following information in response to your comments:

Prospectus Cover Page

1.	We note your revisions to the Prospectus Summary in response to comment 2. Please make the same disclosures on the Prospectus Cover as well.

The disclosure has been added to the Prospectus Cover.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

2.

We have reviewed your response to comment 13. In this section, we are seeking disclosure about the required expenses management expects to incur over the next 12 months. In this regard, we are not limiting management's disclosure by the source of funding for those expenses. Please revise here and throughout the prospectus to include this estimate in the minimum funding required over the next 12 months.

We have revised here and throughout the prospectus to include the estimated minimum funding required over the next 12 months.

3.

We have reviewed your response to comment 15. Please include management's discussion about your value proposition compared to your competitors, including but not limited to the suppliers and manufacturers of your products.

We have provided management's discussion about the value proposition as requested.

1

APEX RESOURCES INC.

Alytaus g. 100 – Varena, Lithuania

Telephone (775) 253-3921

Liquidity and Capital Resources, page 32

4.

We note that you have included amounts from your financial statements in response to comment 18. Please include management's assessment of the drivers and trends related to your operating, financing and investing cash flows.

Management's assessment has been provided.

Notes to the Financial Statements

Revenue Recognition, page F-8

5.

We have read your response to comment 20 and reissue our prior comment. It is unclear how you concluded that recording revenue on a gross basis is appropriate under GAAP. Either provide us with a complete accounting analysis that supports recording revenue on a gross basis or revise your financial statements to reflect revenues on a net basis. As previously requested, your response should address all the factors and indicators of gross versus net revenue reporting beginning at ASC 605-45-45-3, particularly an assessment of the primary obligor in your sales transactions.

We have addressed the factors and indicators of gross versus net revenue reporting.

The company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tadas Dabasinskas

Tadas Dabasinskas

President and Chief Executive Officer